Exhibit 99.1

Vermilion Energy Inc. Announces Acquisition of Southeast Saskatchewan Assets

CALGARY, March 18, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have entered into an arrangement agreement (the "Arrangement") with a private southeast Saskatchewan producer ("Privateco") for total consideration of $400 million, comprised of cash and share consideration of $345 million (the "Purchase Price") plus the assumption of $55 million in debt.

Under the terms of the Arrangement, Vermilion has agreed to acquire (the "Acquisition") all of the issued and outstanding common shares ("Privateco Shares") in the capital of Privateco, including all Privateco Shares issuable, in accordance with the terms of existing grants of options or warrants, prior to the effective time of the Arrangement.  In aggregate, Privateco shareholders will receive $172.5 million (50%) of the consideration in the form of cash, to be funded from existing credit facilities, and $172.5 million (50%) in the form of Vermilion shares.  Based on a five-day weighted average trading price of $63.81 per Vermilion share, approximately 2.7 million Vermilion Shares will be issued pursuant to the terms of the Arrangement.

Holders of approximately 60% of Privateco Shares, on a fully-diluted basis, have entered into support agreements with Vermilion, pursuant to which they have agreed, among other things, to vote all Privateco Shares beneficially owned or controlled by them in favour of the Arrangement.  In addition, the Board of Directors of Privateco has unanimously approved the Arrangement and recommended that Privateco shareholders vote in favour of the Arrangement. The Arrangement remains subject to customary conditions, including receipt of applicable court, Privateco shareholder and regulatory approvals, and is expected to close on or about April 29, 2014, allowing Privateco shareholders to receive Vermilion's anticipated April 2014 dividend, which is expected to be paid on May 15, 2014.

The assets are comprised of high netback, low base decline, light oil producing assets in the Northgate region of southeast Saskatchewan (the "Assets").  The Assets include approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility that is currently under construction.  Production from the Assets is projected to be approximately 3,750 boe/d (97% crude oil) during 2014.  More than 90% of the current production base will be operated by Vermilion.

Total proved ("1P") and proved plus probable ("2P") reserves attributed to the Assets at February 28, 2014 are 10.3(1) mmboe (81% crude oil and natural gas liquids) and 16.5(1) mmboe (81% crude oil and natural gas liquids), respectively, based on an independent evaluation by GLJ Petroleum Consultants Ltd.  We have currently identified approximately 175 (152 net) potential drilling locations targeting the Midale, Frobisher, Bakken, and Three Forks/Torquay formations.  Approximately 45% of the locations remain unbooked and are not reflected in the GLJ Report. The majority of production and development drilling opportunities are from the Midale formation, with additional opportunities identified in the Frobisher, Bakken and Three Forks/Torquay formations.  The Assets demonstrate a low annual decline of approximately 18% and are expected to provide cash flow that will fully fund the continued growth of the Assets.

The Acquisition is accretive on a fully-diluted per share basis for all pertinent metrics including production, fund flows from operations(2), reserves and net asset value. Making no deduction for undeveloped land value, transaction metrics equate to $38.92 per boe of 1P reserves, $24.20 per boe of 2P reserves, and $106,700 per flowing barrel of production.  Based on Edmonton light benchmark 2014 strip pricing of US$88 per boe, the current after-tax cash flow netback for the Assets is estimated at approximately $60(2) per boe.  Using the 2P finding and development cost (based on the reserves in the GLJ Report) of $24.20/boe, the Assets are expected to deliver a 2P after-tax fund flows recycle ratio of 2.5 times.  Using the same pricing assumption, total Acquisition cost (including assumed debt) is approximately 4.9 times estimated annualized 2014 fund flows from operations of approximately $81 million.

The Acquisition creates a new core area for Vermilion in the Williston Basin.  We have been evaluating producing entry opportunities into this prolific area for an extended period of time, but had not previously been able to structure a transaction that met the stringent requirements of our dividend growth model.  Specifically, the Assets exhibit the three hallmark characteristics of our sustainable growth-and-income model: high margins, low base decline rates and strong capital investment efficiencies on future development.  In addition, the Assets are geographically complementary to recent leasing activity we have conducted for Mississippian development in southwest Manitoba.  We believe the multi-horizon, horizontal well techniques employed in this area are well-suited to the expertise we have established during development of our Pembina-area assets in Alberta.  We also believe that the fiscal and regulatory policies in Saskatchewan and Manitoba create an appropriately supportive environment for investment.

As a result of the Acquisition, we are revising our 2014 production guidance to between 47,500 and 48,500 boe/d, assuming eight months of contribution from the Assets.  Following the Acquisition, we are revising our guidance for exploration and development capital expenditures by $35 million, from our current level of $555 million to $590 million for 2014.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	Estimated total proved and proved plus probable reserves attributable to the Assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated March 17, 2014 with an effective date of February 28, 2014, in accordance with National Instrument 51-101 - Standards for Disclosure for Oil and Gas Activities of the Canadian Securities Administrators, using the GLJ (2014-01) price forecast (the "GLJ Report")

(2)	Non-GAAP Financial Measures: Netbacks, fund flows from operations, and free cash flow are non-GAAP (as defined herein) or additional GAAP financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. For relevant operating netback related disclosures please refer to the reconciliation in management's discussion and analysis contained in Vermilion's 2013 Annual Report for the year ended December 31, 2013 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition;
•	the actual amount of debt assumed upon closing of the Acquisition;
•	the actual number of Vermilion shares issued upon closing of the Acquisition;
•	the sources of existing production and future development drilling opportunities;
•	the annual decline rate of the Assets;
•	the number and classification of future development drilling opportunities;
•	the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
•	the estimate of annualized 2014 fund flows from operations;
•	the anticipated acquisition metrics;
•	the expectation that the Assets will be increasingly free cash flow positive beginning in 2015;
•	the expectation that fiscal and regulatory policies in Saskatchewan and Manitoba remain supportive of continued investment;
•	exploration and development capital expenditure expectations for 2014; and
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 13:34e 18-MAR-14